VANCOUVER, BRITISH COLUMBIA, October 25, 2019 – Liquid Media Group Ltd. (NASDAQ: YVR) (the "Company" or "Liquid") announces that the Company’s Board of Directors has approved the repricing of an aggregate total of 1,142,598 of the Company’s warrants issued on or prior to October 15, 2018 (the “Warrants”) to US$1.20 per share. The Warrants were first issued with exercise prices ranging from US$2.29 to US$5.00. Other than the amendment to exercise price, all terms of the Warrants will remain in effect, unchanged.

If you are a holder of Warrants and have any questions about the proposed amendments, please contact Adam Bello at 1.647.296.7594 or by email at abello@primorisgroup.com.

On behalf of the Board of Directors,

Joshua Jackson, Chairman

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. Additional information is available at www.LiquidMediaGroup.co.

Further information:
Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, Warrant pricing, continued availability of capital and financing, and general economic, market or business conditions and trends. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.